SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TIGO ENERGY, INC.

(Name of Subject Company (Issuer))

TIGO ENERGY, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

77867P104

(CUSIP Number of Class of Securities)

Bill Roeschlein

Chief Financial Officer

Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150

Campbell, CA 95008

(408) 402-0802

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Laura Katherine Mann White & Case LLP 609 Main Street Houston, Texas 77002 Telephone: (713) 496-9700	Joel Rubinstein White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Telephone: (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Tigo Energy, Inc., a Delaware corporation (“Tigo” or the “Company”), to eligible employees and directors to exchange certain outstanding options to purchase shares of our Common Stock (“Common Stock”) for new options to purchase a number of shares of our Common Stock (“Replacement Options”).

Only Eligible Options may be exchanged in the Option Exchange. For these purposes, “Eligible Options” are those options that (i) were granted under the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), (ii) have an exercise price greater than 10.64 per share and (iii) are held by an employee or director of the Company or its subsidiaries as of the grant date of the Replacement Options.

You are eligible to participate in the Offer only if you (i) are an employee or director of the Company or any of its subsidiaries on the date the Offer commences and remain an employee or director, as applicable, through the grant date of the Replacement Options, (ii) are resident in the United States or Italy and (iii) hold at least one Eligible Option as of the Offer Expiration Date.

The Offer commenced on November 12, 2024 and is currently scheduled to expire at 11:59 P.M. Eastern Time on December 10, 2024 (as may be extended, the “Offer Expiration Date”).

Eligible Options may be exchanged for Replacement Options upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated November 12, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), (ii) the Announcement Email to Holders of Eligible Options, attached hereto as Exhibit (a)(1)(ii); and (iii) the Election Form, attached hereto as Exhibit (a)(1)(iii). The following disclosure materials also were or may be made available to holders of Eligible Options: (i) the Withdrawal Form, attached hereto as Exhibit (a)(1)(iv); (ii) the Form of Confirmation Email, attached hereto as Exhibit (a)(1)(v); (iii) the Forms of Reminder Emails, attached hereto as Exhibit (a)(1)(vi); and (iv) the Form of Email to Holders Regarding Final Exchange Ratios, attached hereto as Exhibit (a)(1)(vii). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Overview” and “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Tigo Energy, Inc., a Delaware corporation. The Company’s principal executive offices are located at 655 Campbell Technology Parkway, Suite 150, Campbell, CA 95008, and the telephone number of its principal executive offices is (408) 402-0802. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning the Company)” is incorporated herein by reference.

(b) Securities. The subject class of securities are the Eligible Options. As of November 8, 2024, Eligible Options outstanding under our Equity Incentive Plan were exercisable for approximately 750,696 shares of Common Stock, or approximately 1.2% of our total shares of Common Stock outstanding as of November 4, 2024, which was 60,743,162 shares.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Shares of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this   Offer),” “Section 7 (Price Range of Shares of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning the Company),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning the Company)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024, and September 30, 2024, filed with the SEC on May 14, 2024, August 6, 2024 and November 6, 2024, respectively, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning the Company) – Summary Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024	TIGO ENERGY, INC.

	By:	/s/ Bill Roeschlein
	Name:	Bill Roeschlein
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 12, 2024
(a)(1)(ii)	Form of Announcement Email.
(a)(1)(iii)	Election Form.
(a)(1)(iv)	Withdrawal Form.
(a)(1)(v)	Forms of Confirmation Email.
(a)(1)(vi)	Forms of Reminder Email.
(a)(1)(vii)	Form of Email to Holders Regarding Final Exchange Ratios
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	2023 Equity Incentive Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40710), filed with the Securities and Exchange Commission on May 30, 2023).
(d)(2)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
(g)	Not applicable
(h)	Not applicable
107	Calculation of Filing Fees